Exhibit 99.1

Zepp Health Corporation Reports First Quarter of 2026 Unaudited Financial Results

MILPITAS, Calif., June 8th 2026 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today announced its unaudited financial results for the first quarter of 2026.

First Quarter of 2026 Financial and Operating Highlights:

•	Revenue reached US$51.5 million, representing 33.8% year-over-year growth, in line with our guidance range.

•	Gross margin was 37.7%, an expansion of 0.4 percentage points compared with the first quarter of 2025. We typically refresh entry-level product lines in the first quarter; these offerings carry lower gross profitability. In addition, elevated memory component costs pressured the gross margin performance.

•	As of March 31, 2026, cash and cash equivalents and restricted cash were US$103.2 million, nearly flat compared with US$103.8 million as of March 31, 2025. The cash balance decreased by US$9.7 million compared with US$112.9 million as of December 31, 2025, primarily driven by net operating losses and seasonality, as the first quarter is traditionally a low season for consumer electronics business.

•	Despite strategic risk purchases of key components for the future, our inventory balance decreased to US$62.8 million compared with US$72.8 million as of December 31, 2025. This reflects ongoing improvements in inventory management.

•	For the second quarter of 2026, management currently expects net revenues to be between US$63.0 million and US$68.0 million, which would represent a year-over-year increase of approximately 6% to 14%. This outlook reflects continued year-over-year growth, supported by demand across our product portfolio, while also accounting for normal shipment timing and product launch phasing during the quarter. More importantly, we will continue to focus on the quality of growth-product mix, pricing power, gross margin structure, and user engagement.

•	New products debut:

-	Amazfit Balance 3 and Balance Ultra: These products are designed for users who balance strength, endurance, recovery, work, stress, and daily life. Powered by HybridCharge™ Energy Intelligence in the Zepp App, they bring together BioCharge, LifeLoad, and Training Load into one clear view of personal capacity, helping users better understand when to push, when to recover, and how to maintain consistency over the long term.
-	Amazfit Bip Max: Our new entry-level, all-around sports watch designed for users who want a large display, long battery life, comprehensive features, and accurate tracking data.
-	Amazfit Cheetah 2 Pro: Engineered for marathon runners who train with discipline and recover with purpose, building strength alongside endurance and following a structure that develops the body over time.
-	Amazfit Cheetah 2 Ultra: Built for trail runners facing prolonged exposure in unpredictable terrain, where distance is sustained through endurance and load is carried through structure.

•	Extension for HYROX partnership: In April 2026, we further deepened our collaboration with HYROX through a new exclusive three-year global partnership, securing our position as its exclusive wearable technology partner. This landmark deal expands our prior regional cooperation to a full global footprint, marking a substantial upgrade in the depth and reach of our alliance.

•	Further expansion of our Amazfit Athletes team: Welcome Rory Linkletter, an Olympian and one of Canada’s top distance runners, holding the national record in the half marathon, to our growing athletes’ family.

Mr. Wang “Wayne” Huang, Founder, Chairman and CEO of Zepp Health, commented, “We began 2026 with another quarter in line with our guidance, as Amazfit-branded revenue grew 33.8% year-over-year, even though the first quarter is traditionally a softer season for consumer electronics. This growth reflects the continued success of our multi-year transformation from a volume-driven wearable brand into a premium-focused global brand built around Hybrid Training.

Our ambition for 2026 is to build a leadership position in Hybrid Training. This quarter, we extended that strategy across running and hybrid training with the launch of the Cheetah 2 lineup and, most recently, Balance 3 and Balance Ultra, products designed to support users across endurance, strength, recovery, and daily life.

Growth was broad-based across both premium and entry tiers, from T-Rex Ultra 2 to Active and Bip products.

In March and April, our premium T-Rex models such as T-Rex Pro and T-Rex Ultra accounted for nearly 50% of total T-Rex family unit sales, an early sign that users are moving up the value ladder within the Amazfit ecosystem.

Beyond hardware, we continued strengthening our ecosystem through Zepp OS, with Zepp Coach, HybridCharge, and our growing library of Hybrid Training and HYROX modes deepening engagement and retention.

Our ecosystem strategy is designed to meet users at the moment they move from casual tracking to more serious training, when training value begins to matter more than the phone ecosystem alone. We further deepened our collaboration with HYROX through a new exclusive three-year global partnership, expanding our role across smart wearables, connected app experiences, HYROX-specific training modes, and selected performance data integrations.

Importantly, HYROX gives us access not only to race participants, but also to a global network of gyms, coaches, and highly engaged training communities.

We are entering the next phase of growth with stronger product mix, clearer brand positioning, and a continued focus on long-term shareholder value. ”

Mr. Leon Deng, Zepp's Chief Financial Officer, added, “We delivered a strong start to 2026, with first-quarter revenue increasing 33.8% year over year to US$51.5 million, driven by successful new product launches including Active Max, Active 3 Premium, and T-Rex Ultra 2.

Our gross margin for the first quarter was 37.7%, up from 37.3% in the first quarter of 2025. The slight sequential moderation from our record 40.4% margin in the fourth quarter of 2025 was due to our standard first-quarter refresh of our lower-margin entry-level lines as well as elevated memory component costs and the impact of RMB appreciation. Despite normal seasonality and near-term cost pressures, gross margin expanded year over year to 37.7%, while gross profit increased 35.3% to US$19.4 million, underscoring the resilience of our operating model and the continued improvement in our brand positioning.

We remain disciplined in managing operating expenses while continuing to invest in the areas that support long-term competitiveness, including R&D, marketing, branding, and AI-enabled product innovation. Although foreign-exchange translation and growth-related channel costs impacted expenses in the quarter, our adjusted operating loss narrowed year over year, and adjusted net loss as a percentage of sales improved, reflecting better operating leverage as revenue scales. Thanks to higher revenue and improved gross margins, our adjusted operating loss1 narrowed to US$16.3 million, compared with US$17.2 million in the first quarter of 2025.

As of March 31, 2026, we ended the quarter with US$103.2 million in cash and cash equivalents and restricted cash, compared with US$112.9 million as of December 31, 2025 and US$103.8 million as of March 31, 2025. Our inventory balance stood at US$62.8 million including the strategic risk purchases of key components for the future, a reduction from US$72.8 million as of December 31, 2025, reflecting our continued discipline in inventory management. Looking forward, we continue to manage inventory, cash, debt maturity, and capital allocation prudently. While the mix between short-term and long-term debt may fluctuate from quarter to quarter due to accounting classification and maturity timing, our total debt level remained broadly stable both sequentially and year over year. Since the beginning of 2023, we have cumulatively retired US$46.4 million of debt, demonstrating our continued commitment to optimizing the capital structure, managing financing costs, and maintaining financial flexibility. In addition, we remain committed to our share-repurchase program, which we view as an effective use of capital to support long-term shareholder value.

1 Adjusted operating income/(loss) represents operating income/(loss) excluding: (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

For the second quarter of 2026, we expect revenue in the range of US$63.0 million to US$68.0 million, representing an increase of approximately 6% to 14% year-over-year. This outlook reflects continued year-over-year growth while maintaining our focus on premiumization, product mix improvement, pricing power, and long-term profitability. ”

First Quarter of 2026 Financial Results

Revenues

Revenues for the first quarter of 2026 reached US$51.5 million, an increase by 33.8% from the first quarter of 2025. The year-over-year sales increase was mainly driven by new products launches in the first quarter of 2026, including Active Max, Active 3 Premium and T-Rex Ultra 2. The first quarter is traditionally a low season for consumer electronics business.

Gross Margin

Gross margin in the first quarter of 2026 was 37.7%, an increase from 37.3% in the same period of 2025. Several headwinds affected this quarter’s results. Gross margin moderated from 40.4% in the fourth quarter of 2025, as we typically refresh entry-level product lines in the first quarter, and these offerings carry lower gross profitability. In addition, elevated memory component costs and RMB appreciation pressured the gross margin performance.

Research and Development Expenses

Research and development expenses in the first quarter of 2026 were US$13.1 million, compared with US$12.4 million and US$11.0 million in the same period of 2025 and fourth quarter of 2025. Out of the year-over-year and quarter-over-quarter increase of US$0.7 million and US$2.1 million, around US$0.6 million and US$0.3 million were attributable to the foreign currency headwinds, mainly due to appreciation of certain foreign currencies against the U.S. Dollar. The remaining US$1.8 million of quarter-over-quarter increase was due to investment in new products that will be launched in the upcoming quarters. We continued to invest in a series of cutting-edge products as well as new technologies, including AI, to maintain our competitive edge against our peers. At the same time, we focused on refined research and development approaches, consistently evaluating resource efficiency to optimize return on investment and productivity.

Selling and Marketing Expenses

Selling and marketing expenses in the first quarter of 2026 were US$16.6 million, compared with US$13.8 million in the same period of 2025. Out of the year-over-year increase of US$2.8 million, around US$0.8 million was attributable to foreign currency headwinds, mainly due to appreciation of certain foreign currencies against the U.S. Dollar. US$1.4 million is directly attributable to certain e-commerce platform charges, which are proportional sales-channel fees incurred to drive revenue growth. The remaining US$0.6 million was primarily due to frontloaded investments in marketing and branding activities, such as CES and HYROX.

Selling and marketing expenses increased by US$0.7 million compared to the fourth quarter of 2025, out of which around US$0.4 million were attributable to the appreciation of certain foreign currencies against the U.S. Dollar, and the remaining US$0.3 million was mainly due to frontloaded investments in marketing and branding activities, such as CES and HYROX. We continued to invest in selling and marketing activities and expand our Amazfit Athletes team to build brand recognition. At the same time, we consistently pushed on retail profitability and channel mix improvement, including through meticulous refinement of our retail channels and strategic staffing arrangements across sales regions.

General and Administrative Expenses

General and administrative expenses were US$7.4 million in the first quarter of 2026, compared with US$6.5 million in the same period of 2025. Out of the year-over-year increase of US$0.9 million, around US$0.3 million was attributable to foreign currency headwinds, mainly due to the appreciation of certain foreign currencies against the U.S. Dollar. US$0.2 million was related to certain brand and IP protection activities. Excluding the US$6.2 million provisions related to historical business transformation, general and administrative expenses were US$5.2 million in the fourth quarter of 2025. The quarter-over-quarter increase of US$2.2 million was mainly attributable to around US$1.1 million of foreign exchange impact, as well as US$0.2 million severance cost as part of targeted initiatives to enhance organizational efficiency. We continued to streamline overhead, maintaining disciplined cost control while improving operating efficiency.

Operating Expenses

GAAP and adjusted operating expenses2 for the first quarter of 2026 were US$37.1 million and US$35.7 million, compared with US$32.7 million and US$31.5 million in the same period of 2025. Out of the year-over-year increase of US$4.2 million of adjusted operating expenses, there were foreign currency headwinds of approximately US$1.8 million on operating expenses in the first quarter of 2026, as the majority of the Company’s operating expenses are denominated in RMB. When the RMB appreciates against the U.S. dollar, these RMB-denominated expenses were translated into higher U.S. dollar equivalents. US$1.4 million is directly attributable to certain e-commerce platform charges, which are proportional sales-channel fees incurred to drive revenue growth. The remaining US$0.6 million was primarily due to frontloaded investments in marketing and branding activities, such as CES and HYROX.

GAAP and adjusted operating expenses in the fourth quarter of 2025 were US$38.3 million and US$37.1 million, excluding the US$6.2 million provisions related to historical business transformation. The quarter-over-quarter increase of US$5.0 million was primarily driven by around US$1.8 million foreign exchange impact, a US$1.8 million increase in R&D investment to support new product launches in upcoming quarters, US$0.3 million of front-loaded marketing and branding investments, and US$0.2 million in severance costs related to targeted initiatives to enhance organizational efficiency. We will maintain our cost-conscious approach and remain committed to investing in R&D and marketing activities to ensure our long-term competitiveness.

Operating Income/(Loss)

GAAP and adjusted operating results were loss of US$17.7 million and US$16.3 million, compared with loss of US$18.4 million and US$17.2 million in the same quarter of 2025. Higher revenue and improved gross margin were offset by foreign currency headwinds resulting from the appreciation of certain foreign currencies against the U.S. dollar, as well as increased investment in research and development initiatives and marketing and branding activities. As a result, the Company recorded an operating loss for the period, but the operating loss was narrowed compared with the first quarter of 2025.

2 Adjusted operating expenses represent operating expenses excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Please refer to the section titled “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

Net Income/(Loss)

GAAP and adjusted net loss3 attributable to Zepp Health Corporation for the first quarter of 2026 was US$19.6 million and US$17.9 million, compared to GAAP and adjusted net loss of US$19.7 million and US$18.1 million in the same quarter of 2025. Higher revenue and improved gross margin were offset by foreign currency headwinds resulting from the appreciation of certain foreign currencies against the U.S. dollar, together with increased investment in research and development, as well as marketing and brand-building initiatives. As a result, the Company recorded a net loss for the period, but the loss was narrowed compared with the first quarter of 2025.

Liquidity and Capital Resources

As of March 31, 2026, the Company had cash balance (including restricted cash) totaling US$103.2 million, nearly flat compared with US$103.8 million as of March 31, 2025. The cash balance decreased by US$9.7 million compared with US$112.9 million as of December 31, 2025 and was primarily driven by net operating losses, partially offset by improved working capital management. This cash position provides ample runway for the Company to invest and seize potential market opportunities.

The Company recorded inventory of US$62.8 million as of March 31, 2026, which was lower than US$72.8 million as of December 31, 2025. We will continue to manage the inventory level tightly. The Company improved its management of accounts receivable collections and accounts payable payment terms. The Company will continue to manage working capital closely.

Long-term and short-term debt levels increased by US$11.8 million as of March 31, 2026 compared with December 31, 2025 due to timing differences. The change in the mix between short-term and long-term debt in the first quarter of 2026 was primarily driven by accounting classification, as certain borrowings originally maturing in late 2026 or 2027 were reclassified from long-term debt to short-term debt due to their remaining maturity profile. We continue to actively manage our debt maturity profile and financing costs. As debt approaches maturity, we evaluate prevailing market interest rates and available credit capacity to refinance or extend the duration of our borrowings where appropriate. While the classification between short-term and long-term debt may fluctuate from quarter to quarter, our longer-term focus remains on maintaining disciplined control over total debt levels and optimizing our debt duration and interest expense over time. Since the beginning of 2023, the Company has cumulatively retired US$46.4 million of debt, and will continue to optimize the capital structure for the Company.

3 Adjusted net income/(loss) attributable to Zepp Health Corporation represents net income/(loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

Share Repurchase Program Update

The Company announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million through November 2022. On November 21, 2022, the board authorized a 12-month extension of the Company’s share repurchase program. On November 20, 2023, the board further authorized the Company to extend its share repurchase program for another 12 months. On November 18, 2024, the board further authorized the Company to extend its share repurchase program for another 24 months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of ADSs and/or ordinary shares through November 2026 with an aggregate value equal to the remaining balance under the share repurchase program. As of March 31, 2026, the Company had used US$17.0 million to repurchase approximately 2.3 million ADSs. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

Outlook

For the second quarter of 2026, the Company’s management currently expects net revenues to be between US$63.0 million and US$68.0 million, which would represent an increase by approximately 6% to 14% from US$59.4 million in the second quarter of 2025.

This outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market, operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 9:30 p.m. Eastern Time on Monday, June 8, 2026 to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at http://ir.zepp.com.

A telephone replay will be available one hour after the call until June 15, 2026 by dialing:

US Toll Free:	+1-855-669-9658
International:	+1-412-317-0088
Replay Passcode:	3483283

About Zepp Health Corporation

Zepp Health Corporation (NYSE: ZEPP) is a global leader in smart wearables and health technology, empowering users to live their healthiest lives by optimizing their health, fitness, and wellness journeys through its leading consumer brands, Amazfit, Zepp Clarity, and Zepp Aura. Powered by its proprietary Zepp Digital Management Platform, which includes Zepp OS, AI chips, biometric sensors, and data algorithms, Zepp delivers cloud-based 24/7 actionable insights and guidance to help users attain their wellness goals. To date, Zepp has shipped over 200 million units and served more than 53 million users, and its products are available in more than 150 countries and regions. Zepp Health has team members and offices across the globe, especially in Europe and the United States.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Adjusted operating income/(loss) represents operating income/(loss) excluding: (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Adjusted EBIT represents net income/(loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) income tax (benefit)/expense, and (vii) interest income and interest expense. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBIT and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the recognition of the Company’s Amazfit-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions around the globe. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2025	2026
	US$	US$
Assets
Current assets:
Cash and cash equivalents	57,046	52,399
Restricted cash	55,887	50,752
Accounts receivable, net	66,908	56,240
Amounts due from related parties	6,665	6,161
Inventories, net	72,756	62,839
Prepaid expenses and other current assets	34,263	30,870
Total current assets	293,525	259,261

Property, plant and equipment, net	5,662	5,544
Intangible asset, net	13,611	13,205
Goodwill	9,581	9,581
Long-term investments	220,047	222,306
Deferred tax assets	15,743	15,804
Amount due from related parties, non-current	991	997
Other non-current assets	3,718	3,528
Operating lease right-of-use assets	1,958	2,369
Total assets	564,836	532,595

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2025	2026
	US$	US$
Liabilities
Current liabilities:
Accounts payable	80,768	59,239
Advance from customers	76	43
Amounts due to related parties	654	585
Accrued expenses and other current liabilities	37,527	35,950
Income tax payables	366	355
Notes payable	111,725	111,112
Short-term bank borrowings	55,728	86,977
Total current liabilities	286,844	294,261
Deferred tax liabilities	2,673	2,710
Long-term borrowings	59,475	40,043
Other non-current liabilities	209	106
Non-current operating lease liabilities	1,102	1,307
Total liabilities	350,303	338,427

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2025	2026
	US$	US$
Equity
Ordinary shares	26	26
Additional paid-in capital	280,676	281,611
Treasury stock	(16,153)	(16,951)
Accumulated retained earnings/(loss)	(11,450)	(31,093)
Accumulated other comprehensive loss	(38,566)	(39,425)
Total equity	214,533	194,168
Total liabilities and equity	564,836	532,595

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2025	2026
	US$	US$
Revenues	38,537	51,547
Cost of revenues	(24,176)	(32,110)
Gross profit	14,361	19,437
Operating expenses:
Selling and marketing	(13,841)	(16,640)
General and administrative	(6,518)	(7,355)
Research and development	(12,377)	(13,134)
Total operating expenses	(32,736)	(37,129)
Operating loss	(18,375)	(17,692)

Other income and expenses:
Interest income	581	331
Interest expense	(1,358)	(1,654)
(Loss)/Gain from fair value change of long-term investments	(125)	77
Other income/(expense), net	4	(52)
Loss before income tax and loss from equity method investments	(19,273)	(18,990)
Income tax expenses	(110)	(214)
Loss before loss from equity method investments	(19,383)	(19,204)
Net loss from equity method investments	(358)	(439)
Net loss attributable to Zepp Health Corporation	(19,741)	(19,643)

Basic and diluted net loss per share attributable to Zepp Health Corporation	(0.08)	(0.08)

Basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(1.23)	(1.24)

Weighted average number of shares used in computing basic and diluted net loss per share	256,410,171	253,929,090

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2025	2026
	US$	US$
Total operating expenses	(32,736)	(37,129)
Share-based compensation expenses	589	935
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	635	490
Total adjusted operating expenses	(31,512)	(35,704)

Operating loss	(18,375)	(17,692)
Share-based compensation expenses	589	935
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	635	490
Adjusted operating loss	(17,151)	(16,267)

Net loss	(19,741)	(19,643)
Share-based compensation expenses	589	935
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	635	490
Interest income	(581)	(331)
Interest expense	1,358	1,654
Loss/(Gain) from fair value change of long-term investments	125	(77)
Income tax expenses	110	214
Loss from equity method investments	358	439
Adjusted EBIT[4]	(17,147)	(16,319)

Net loss attributable to Zepp Health Corporation	(19,741)	(19,643)
Share-based compensation expenses	589	935
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	635	490
Gain/(Loss) from fair value change of long-term investments	125	(77)
Tax effects on non-GAAP adjustments	(103)	(83)
Loss from equity method investments	358	439
Adjusted net loss attributable to Zepp Health Corporation	(18,137)	(17,939)

Adjusted basic and diluted net loss per share attributable to Zepp Health Corporation[5]	(0.07)	(0.07)

Adjusted basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(1.13)	(1.13)

Weighted average number of shares used in computing adjusted basic and diluted net loss per share	256,410,171	253,929,090

Share-based compensation expenses included are as follows:
Selling and marketing	42	196
General and administrative	286	-
Research and development	261	739
Total	589	935

4 Adjusted EBIT is a non-GAAP financial measure, which is defined as net loss, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) income tax (benefit)/ expense, and (vii) interest income and interest expense.

5 Adjusted diluted net income/(loss) is the abbreviation of adjusted net (loss)/income attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments and (vi) tax effects of the above non-GAAP adjustments, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.